Consolidated Income Statement for the
Year ended 31 December 2008

								Re-presented
		2008		2008	2008		2007		2007	2007
	Notes	Underlying		Non -underlying	Total		Underlying		Non -underlying	Total
		audited		audited	audited		audited		audited	audited
		£ m		£ m	£ m		£ m		£ m	£ m

Continuing operations
Revenue		5,384		—	5,384		4,699		—	4,699
Trading costs		(4,746)		(57)	(4,803)		(4,226)		(32)	(4,258)
Restructuring costs	2	—		(194)	(194)		—		(165)	(165)
Non-trading items	3	—		1	1		—		2	2

Profit from operations		638		(250)	388		473		(195)	278
Share of result in associates		10		—	10		8		—	8

Profit before financing and taxation		648		(250)	398		481		(195)	286
Investment revenue	4	52		—	52		56		—	56
Finance costs	5	(141)		91	(50)		(107)		19	(88)

Profit before taxation		559		(159)	400		430		(176)	254
Taxation	6	(156)		126	(30)		(121)		16	(105)

Profit for the period from continuing operations		403		(33)	370		309		(160)	149
Discontinued operations
(Loss)/profit for the period from discontinued operations	9	84		(88)	(4)		323		(65)	258

Profit for the period		487		(121)	366		632		(225)	407

Attributable to:
Equity holders of the parent		485		(121)	364		630		(225)	405
Minority interests		2		—	2		2		—	2

		487		(121)	366		632		(225)	407

Earnings per share from continuing and discontinued operations
Basic	8	30.1	p		22.6	p	30.2	p		19.4	p
Diluted	8	30.0	p		22.6	p	29.9	p		19.2	p
From continuing operations
Basic	8	24.9	p		22.8	p	14.7	p		7.0	p
Diluted	8	24.8	p		22.8	p	14.6	p		7.0	p

In accordance with IFRS 5, the prior period Income Statement, Statement of Recognised Income and Expense and related notes have been re-presented following the classification of Americas Beverages and Australia Beverages as discontinued operations (Note 9).

Consolidated Statement of Recognised Income and Expense for the
year ended 31 December 2008

		Re-presented
	2008	2007
	audited	audited
	£ m	£ m

Currency translation differences (net of tax)	580	132
Actuarial (loss)/gain on post retirement benefit obligations (net of tax)	(291)	168

Net income recognised directly in equity	289	300
Profit for the period from continuing operations	370	149
(Loss)/profit for the period from discontinued operations	(4)	258

Total recognised income for the period	655	707

Attributable to:
Equity holders of the parent	653	705
Minority interests	2	2

	655	707

Consolidated Balance Sheet at 31 December 2008

		2008	2007
	Notes	audited	audited
		£ m	£ m

ASSETS
Non-current assets
Goodwill		2,288	2,805
Acquisition intangibles		1,598	3,378
Software intangibles		87	149
Property, plant and equipment	11	1,761	1,904
Investment in associates		28	32
Deferred tax assets		181	124
Retirement benefit assets		17	223
Trade and other receivables		28	50
Other investments		2	2

		5,990	8,667
Current assets
Inventories		767	821
Short-term investments	13	247	2
Trade and other receivables		1,067	1,197
Tax recoverable		35	41
Cash and cash equivalents	13	251	493
Derivative financial instruments		268	46

		2,635	2,600
Assets held for sale		270	71

TOTAL ASSETS		8,895	11,338

LIABILITIES
CURRENT LIABILITIES
Trade and other payables		(1,551)	(1,701)
Tax payable		(328)	(197)
Short-term borrowings and overdrafts	13	(1,189)	(2,562)
Short-term provisions		(150)	(111)
Obligations under finance leases	13	(1)	(21)
Derivative financial instruments		(169)	(22)

		(3,388)	(4,614)

Non-current liabilities
Trade and other payables		(61)	(37)
Borrowings	13	(1,194)	(1,120)
Retirement benefit obligations		(275)	(143)
Tax payable		(6)	(16)
Deferred tax liabilities		(121)	(1,145)
Long-term provisions		(218)	(61)
Obligations under finance leases	13	(1)	(11)

		(1,876)	(2,533)
Liabilities directly associated with assets classified as held for sale		(97)	(18)

TOTAL LIABILITIES		(5,361)	(7,165)

NET ASSETS		3,534	4,173
EQUITY
Share capital	12	136	264
Share premium account		38	1,225
Other reserves		850	(4)
Retained earnings		2,498	2,677

Equity attributable to equity holders of the parent	12	3,522	4,162
Minority interests		12	11

TOTAL EQUITY		3,534	4,173

Consolidated Cash Flow Statement for the

year ended 31 December 2008

		2008	2007
	Notes	audited	audited
		£ m	£ m

Net cash inflow from operating activities	14	469	812
Investing activities
Dividends received from associates		10	8
Proceeds on disposal of property, plant and equipment		18	57
Purchases of property, plant and equipment and software		(500)	(409)
Americas Beverages separation costs paid		(107)	(30)
Americas Beverages net cash and cash equivalents demerged		(67)	—

Acquisitions of businesses and associates		16	(352)
Net cash assumed on acquisitions		—	6
Sale of investments, associates and subsidiary undertakings		48	27
Cash removed on disposal		(4)	(1)

Acquisitions and disposals		60	(320)
Movement in equity investments and money market deposits		(245)	127

Net cash used in investing activities		(831)	(567)
Net cash flow (outflow)/inflow before financing activities		(362)	245
Financing activities
Dividends paid		(295)	(311)
Dividends paid to minority interests		—	(1)
Capital element of finance leases repaid		(21)	(21)
Proceeds on issues of ordinary shares		58	56
Net movement of shares held under Employee Trust		12	(13)
Proceeds of new borrowings		4,382	2,026
Borrowings repaid		(4,167)	(1,722)

Net cash generated (used in)/generated from financing activities		(31)	14

Net (decrease)/increase in cash and cash equivalents		(393)	259
Opening net cash and cash equivalents – total Group		449	186
Effect of foreign exchange rates		43	4

Closing net cash and cash equivalents		99	449

Net cash and cash equivalents in the continuing group include overdraft balances of £152 million (2007: £44 million). There are no cash and cash equivalents included in assets held for sale.

Segmental Reporting

2008 Business segment analysis (audited)

	Reported measures			Segment measures
	Revenue	Profit from	Operating margin	Revenue	Underlying profit	Underlying margin
	£m	operations	£m	£m	from operations	£m
		£m			£m
BIMA	1,645	107	6.5	1,645	173	10.5
Europe	1,097	44	4.0	1,097	115	10.5
Americas	1,631	296	18.1	1,631	315	19.3
Asia Pacific	1,002	106	10.6	1,002	143	14.3

	5,375	553	10.3	5,375	746	13.9
Central	9	(165)	n/a	9	(108)	n/a

Profit from operations	5,384	388	7.2	5,384	638	11.9

Reconciliation of profit from operations and profit before taxation to underlying performance measure

2008 (audited)	Reported	Reversal of	Reversal of	Reversal of	IAS 39 adjustment	Underlying
	Performance	restructuring costs	amortisation	non-trading	£m	profit from
	£m	£m	and impairment of	items		operations
			intangibles	£m		£m
			£m
BIMA	107	21	—	9	36	173
Europe	44	63	2	—	6	115
Americas	296	18	2	(5)	4	315
Asia Pacific	106	32	—	(2)	7	143
Central	(165)	60	—	(3)	—	(108)

Profit from operations	388	194	4	(1)	53	638
Share of result in associates	10	—	—	—	—	10
Financing	2	3	—	—	(94)	(89)

Profit before taxation	400	197	4	(1)	(41)	559

Reconciliation from reported to underlying earnings and earnings per share

2008 (audited)	Earnings			Earnings per share
	Continuing	Discontinued	Total	Continuing	Discontinued	Total
	£m	£m	£m	pence	pence	pence
Reported	368	(4)	364	22.8	(0.2)	22.6

Reversal of:
Restructuring costs*	197	6	203	12.2	0.4	12.6
Amortisation and impairment of intangibles	4	8	12	0.2	0.5	0.7
Non-trading items	(1)	(1)	(2)	—	(0.1)	(0.1)
Demerger/Disposal costs***	-	122	122	—	7.5	7.5
IAS 39 adjustment	(41)	(5)	(46)	(2.5)	(0.3)	(2.8)
Effect of tax on above items**	(126)	(42)	(168)	(7.8)	(2.6)	(10.4)
Underlying	401	84	485	24.9	5.2	30.1

An explanation of the reconciling items between reported and underlying performance measures is included in Note 1(c).

*	Restructuring costs are made up of £194 million for continuing operations, £6 million for discontinued operations and £3 million relating to the unwind of discounts on provisions recognised within continuing financing costs.

**	Also includes tax arising on certain intra-group reorganisations – see note 8.

***	Includes £18 million of non-underlying financing fees associated with the demerger.

2007 Business segment analysis (audited)

	Reported measures			Segment measures
	Revenue	Profit from	Operating margins	Revenue	Underlying profit	Underlying margins
		operations			from operations
BIMA	1,579	83	5.3	1,579	153	9.7
Europe	879	61	6.9	879	82	9.3
Americas	1,372	191	13.9	1,372	234	17.1
Asia Pacific	860	109	12.7	860	122	14.2

	4,690	444	9.5	4,690	591	12.6
Central	9	(166)	n/a	9	(118)	n/a
Profit from operations	4,699	278	5.9	4,699	473	10.1

Reconciliation of profit from operations and profit before taxation to underlying performance measure

			Reversal of
			amortisation
			and impairment of	Reversal of		Underlying
	Reported	Reversal of	intangibles	non-trading		profit from
2007 (audited)	Performance	restructuring costs	p>3	items	IAS 39 adjustment	operations
Re-presented[1,2]	£m	£m	£m	£m	£m	£m
BIMA	83	60	—	1	9	153
Europe	61	18	1	3	(1)	82
Americas	191	33	2	1	7	234
Asia Pacific[1]	109	8	15	(9)	(1)	122
Central	(166)	46	—	2	—	(118)

Profit from operations	278	165	18	(2)	14	473
Share of result in associates	8	—	—	—	—	8
Financing	(32)	—	—	—	(19)	(51)

Profit before taxation	254	165	18	(2)	(5)	430

Reconciliation from reported to underlying earnings and earnings per share

2007 (audited)	Earnings			Earnings per share
	Continuing	Discontinued	Total	Continuing	Discontinued	Total
Re-presented	£m	£m	£m	pence	pence	pence
Reported	147	258	405	7.0	12.4	19.4

Reversal of:
Restructuring costs	165	35	200	7.9	1.7	9.6
Amortisation and impairment of intangibles	18	24	42	0.9	1.1	2.0
Non-trading items	(2)	—	(2)	(0.1)	—	(0.1)
Contract termination gain	-	(31)	(31)	—	(1.5)	(1.5)
Demerger costs	-	40	40	—	1.9	1.9
IAS 39 adjustment	(5)	1	(4)	(0.2)	—	(0.2)
Effect of tax on above items*	(16)	(4)	(20)	(0.8)	(0.1)	(0.9)
Underlying	307	323	630	14.7	15.5	30.2

An explanation of the reconciling items between reported and underlying performance measures is included in Note 1(c).

[1]	Australia Beverages was separated from the Asia Pacific segment in 2008 following a strategic review of the Australia Beverages business and changes to the management and reporting of this business. The Asia Pacific segment information for 2007 has been re-presented accordingly. Australia Beverages has been subsequently classified as an asset held for sale.

[2]	The Group has re-presented its segmental analysis for the comparative 2007 financial information to allocate certain central costs which directly support the regions to the regional operating segments as this is consistent with the way in which the Chief Operating Decision Maker reviews the results of the operating segments.

[3]	Includes the impairment of China of £13 million reported within the Asia Pacific segment, all other charges relate to amortisation.

*	Also includes tax arising on certain intra-group reorganisations – see note 8.

1.

GENERAL INFORMATION AND ACCOUNTING POLICIES

(a) The financial information included within the Preliminary Announcement has been extracted from the audited consolidated financial statements of Cadbury plc for the year ended 31 December 2008 but does not constitute the Company’s statutory financial statements for 2008 or 2007 under Section 240 of the Companies Act 1985. Statutory accounts of Cadbury Schweppes plc for 2007, together with an unqualified audit report, have been filed with the Registrar of Companies and did not contain a report under Section 237 (2) and (3) of the Companies Act 1985. Statutory accounts of Cadbury plc for 2008 will be delivered to the Registrar following the Company’s annual general meeting. The 2008 consolidated financial statements of Cadbury plc were prepared in accordance with International Financial Reporting Standards (IFRSs) as endorsed and adopted for use in the European Union and IFRSs as issued by the IASB. This consolidated financial information has been prepared on the basis of accounting policies consistent with those applied in the consolidated financial statements of Cadbury Schweppes plc for the year ended 31 December 2007 which are available on the Group’s website www.cadbury.com except for the adoption of IFRS 8, ‘Operating Segments’ as discussed below.

While the financial information in the Preliminary Announcement has been prepared in accordance with IFRS, this announcement does not itself contain sufficient information to comply with all the disclosure requirements of IFRS.

The Group has considerable financial resources and an advantaged business model that operates across many different customers and suppliers in multiple geographies. As a consequence, the directors believe that the Group is well placed to manage its business risks successfully despite the current uncertain economic outlook and as such the Group financial statements have been prepared on a going concern basis.

(b) On 7 May 2008, the Group completed the demerger of its beverage business in America. The Income Statement and related notes for 2007 have been re-presented to classify this business as discontinued, in accordance with IFRS 5, ‘Non current assets held for sale and discontinued operations’.

The demerger resulted in the confectionery business trading under the name Cadbury plc and the Americas Beverages business trading under the name Dr Pepper Snapple Group, Inc. (DPSG). The demerger was effected pursuant to a Scheme of Arrangement under Section 425 of the Companies Act 1985. Pursuant to the Scheme of Arrangement, to replace Cadbury Schweppes plc with Cadbury plc, as the new holding company of the Group, the shares of the Group were exchanged for 64 Cadbury shares and 12 shares in DPSG. The accounts of Cadbury plc have been prepared as if it had been in existence since 1 January 2007.

The following summarises the accounting principles that have been applied in preparing the financial statements on a reverse acquisition accounting basis:

•	the Income Statements for Cadbury plc have been prepared as if the operations of Cadbury plc were in existence the whole of the period from 1 January 2007 to 31 December 2008; and

•	changes in share capital and reserves as a result of the capital reorganisation have been reflected in the current period. Differences between these amounts and the previously reported share capital and reserves have been adjusted in the Demerger reserve, as set out in Note 12.

In December 2008 the Group announced it had entered into a conditional agreement to sell the Australia Beverages business. The results of the Australia Beverages business have been included within discontinued operations for 2008 and the 2007 comparative results re-presented accordingly. At the year end the assets and liabilities of the Australia Beverages business are classified as assets held for sale in accordance with IFRS 5.

The Group has adopted IFRS 8 in advance of its effective date, with effect from 1 January 2008. In addition to the adoption of IFRS 8, the Group has changed the measure of operating profit which is disclosed segmentally to align with the way in which the Chief Operating Decision Maker assesses the performance of and allocates the Group’s resources to the regions. As a result of this change the 2007 segmental analysis has been re-presented to allocate certain global Supply Chain, Commercial and Scientific and Technology costs, which directly support the regions to the regional operating segments.

(c) Use of underlying measures
Cadbury believes that underlying profit from operations, underlying profit before tax, underlying earnings and underlying earnings per share provide additional information on underlying trends to shareholders. These measures are used by Cadbury for internal performance analysis and are considered by the Remuneration Committee in determining incentive compensation arrangements for employees. The term underlying is not a defined term under IFRS, and may not therefore be comparable with similarly titled profit measurements reported by other companies. It is not intended to be a substitute for, or superior to IFRS measurements of profit.

The adjustments made to reported profit are summarised below:

•	Restructuring costs – the costs incurred by the Group in implementing significant restructuring projects, such as Vision into Action, the major Group-wide efficiency programme in pursuit of the mid-teen margin goal and integrating acquired businesses are classified as restructuring. These are programmes involving one-off incremental items of major expenditure. In addition, costs incurred to establish a stand-alone confectionery business have also been classified as restructuring. The group views restructuring costs as costs associated with investment in the future performance of the business and not part of the underlying performance trends of the business. Where material, restructuring costs are initially recognised after discounting to present value. The subsequent unwind of any discount is reported as a non-underlying finance cost if the associated provision resulted from a non-underlying restructuring cost;

•	Amortisation and impairment of intangibles – under IFRS, the Group continues to amortise certain short-life acquisition intangibles and also recognises, from time to time, impairments of goodwill which have arisen on previous acquisitions. This amortisation and impairment is not considered to be reflective of the underlying trading of the Group;

•	Non-trading items – as part of its operations the Group may dispose of or recognise an impairment of subsidiaries, associates, investments, brands and significant fixed assets that do not meet the requirements to be separately disclosed outside continuing operations. Whilst the income or cost stream of these items is considered to be underlying in value any profit or loss realised on the ultimate disposal is not considered to be an underlying profit item;

•	IAS 39 adjustments — fair value accounting – under IAS 39, the Group seeks to apply hedge accounting to its various hedge relationships, (principally under commodity contracts, foreign exchange forward contracts and interest rate swaps) where it is permissible under the rules of IAS 39 and practical to do so. Due to the nature of its hedging arrangements, in a number of circumstances the Group is unable to apply hedge-accounting to the arrangements. The Group continues, however, to enter into these arrangements as they provide certainty or active management of the commodity prices affecting the Group, the exchange rates applying to the foreign currency transactions entered into by the Group and the interest rate applying to the Group’s debt. These arrangements result in fixed and determined cash-flows. The Group believes that these arrangements remain effective, economic and commercial hedges despite the inability to apply hedge accounting and therefore will continue internally to manage the performance of the business and incentives and reward success on this basis. The effect of not applying hedge accounting under IAS 39 means that the reported results reflect the actual rate of exchange, interest rate or commodity price ruling on the date of a transaction regardless of the cash flow paid by the Group at the predetermined rate of exchange, interest rate or commodity price. In addition, any gain or loss accruing on open contracts at a reporting period end is recognised in the result for the period (regardless of the actual outcome of the contract on close-out). Whilst the impacts described above could be highly volatile depending on movements in exchange rates or commodity prices, this volatility will not be reflected in the cash flows of the Group, which will be based on the fixed or hedged rate. The adjustment made by the Group therefore is to report its underlying performance on the internal measure described above.

•	Exceptional items – certain other items which do not reflect the Group’s underlying trading performance and are significant and one-off in nature have been classified as exceptional. The gains and losses on these discrete items can have a material impact on the absolute amount of and trend in the profit from operations and result for the year. Therefore any gains and losses on such items are analysed outside underlying. In 2008 and 2007, the exceptional items relate to discontinued operations and hence have been included within loss for the period from discontinued operations and comprise:

Demerger costs – the Group has incurred significant transaction costs, including one-off financing fees, as a result of the separation of Americas Beverages which have been classified outside underlying earnings;

Contract termination gain – in the second half of 2007, the Group received amounts in respect of the termination of a distribution agreement for the beverage brand “Glaceau” in the US, which is included in discontinued operations. The gain which would otherwise have been received through distribution of the product in 2008, offset by the write-off of associated intangible assets, is excluded from the underlying results of the Group. The balance of the settlement which would have related to 2007 has been included within the underlying results of the Group.

•	Taxation – the tax impact of the above items are also excluded in arriving at underlying earnings. In addition, from time to time there may be tax items which as a consequence of their size and nature are excluded from underlying earnings including the tax impact of reorganisations undertaken in preparation for the separation of Americas Beverages and the recognition of deferred tax assets relating to the reassessment of capital losses on the classification of Australia Beverages as an asset held for sale.

(d) Free cash flow
Free cash flow is the measure used by the Group for internal cash flow performance analysis and is the primary cash flow measure used by management. The Group believes that free cash flow is a useful measure because it shows the amount of cash flow remaining after the cash generated by the Group through operations has been used to meet purposes over which the Group has little or no discretion such as taxation and interest costs or those which are characteristic of a continuing business, for example capital expenditure.

Free cash flow therefore represents the amount of cash generated in the year by the underlying business and provides investors with an indication of the net cash flows generated which may be used for, or are required to be funded by, the payment of dividends to equity shareholders and other discretionary purposes such as investment in acquisitions, business disposals and the drawing and repayment of financing. A reconciliation of Free Cash Flow from the corresponding IFRS measure is presented in note 15.

In 2008, payments of £30 million (2007: £48 million) made into our principal Group defined benefit pension arrangements in respect of past service deficits have been excluded from Free Cash Flow. The Group believes that the funding of these pension arrangements is a discretionary use of Free Cash Flow comparable to the repayment of external borrowings and has therefore been added back in calculating the Free Cash Flow. The Group will continue this reporting practice in future years. The Group continues to report the cash cost of funding pension obligations in respect of current year service within Free Cash Flow. We have also excluded the £53 million (2007: £nil) upfront financing costs paid in 2008 relating to debt demerged with Americas Beverages from Free Cash Flow.

(e) Segmental analysis
The Group has changed the measure of operating profit which is disclosed by segment to align with the way in which the Chief Operating Decision Maker assesses the performance of and allocates the Group’s resources to the regions. As such the 2007 segmental analysis has been re-presented to allocate certain global Supply Chain, Commercial and Scientific and Technology costs which directly support the regions to the regional operating segments. In addition, the 2007 segmental analysis for Asia Pacific has been re-presented to reflect the separation of the Australia Beverages business following a strategic review and changes to the management reporting of this business.

The Group’s reportable segments are presented based on geographical regions, namely BIMA, Europe, Americas and Asia Pacific. They are managed separately because of the differing market conditions and consumer tastes in the different geographies, which require differing branded products and marketing strategies.

2.	RESTRUCTURING

During 2008, the Continuing Group incurred £194 million (2007: £165 million) of restructuring costs. The majority of this, £142 million, (2007: £151 million) has been incurred as part of the Group’s Vision into Action programme to drive efficiencies throughout the Group and achieve the Groups mid-teen margin goal. In addition, the Group incurred £27 million (2007: £9 million) for an onerous contract associated with a supply agreement which will no longer be fully utilised following our build of a new green-field gum factory in Poland.

Costs of £16 million (2007: £5 million) relating to the separation of the Confectionery and Americas Beverages business which are not directly related to the transaction have also been included as restructuring. A further £9 million (2007: £nil) has been incurred relating to integration costs associated with businesses acquired in 2007. Restructuring costs relating to discontinued operations are disclosed in note 9.

3.	NON-TRADING ITEMS

During 2008, the continuing Group recorded a gain from non-trading items of £1 million (2007: £2 million). This comprises principally of £3 million profit on sale of investments, £4 million profit on disposal of land and building offset by a loss of £6 million on the disposal of subsidiaries and brands.

4.	INVESTMENT REVENUE

			2007
		2008	Re-presented

Audited			Audited
	£	m	£ m

Interest on bank deposits		25	26
Post retirement employee benefits		27	30
Investment revenue		52	56

5.	FINANCE COSTS

			2007
		2008	Re-presented

Audited			Audited
	£	m	£ m

Underlying finance costs		141	107
Fair value movements in treasury instruments*		(91)	(19)

Reported finance costs		(50)	(88)

Underlying net finance costs		(89)	(51)

• Includes £3 million charge (2007: £nil) relating to interest unwind of discounts on provisions.

6.	TAXATION

				2007
		2008		Re-presented

	Audited			Audited
	£	m		£m

UK		(14)		(4)
Overseas		(142)		(117)
			-		-
Underlying taxation		(156)		(121)
			-		-
Reported taxation	(30)			(105)
			-		-

7.	DIVIDENDS

			2007
		2008	Re-presented

Audited			Audited
	£	m	£ m

Amounts recognised as distributions to equity holders in the period:
Final dividend for the prior year of 10.5p (2007: 9.9p) per share		222	207
Interim dividend for the year ended 31 December 2008 of 5.3p (2007:
5.0p) per share		73	104
		295	311

At 31 December 2008 the 2008 final dividend of 11.1 pence per share had not been approved by the shareholders at the AGM and as such was not included as a liability. The expected cash payment in respect of the final dividend for the year ended 31 December 2008 is approximately £150 million.

8.	EARNINGS PER SHARE

(a). Basic EPS – Continuing and Discontinued

The reconciliation between Reported and Underlying EPS, and between the earnings figures used in calculating them, is as follows:

	Earnings	EPS	Earnings	EPS
	2008	2008	2007	2007
			Re-presented
	audited	audited	audited	audited
	£ m	pence	£ m	pence

Reported – Continuing and Discontinued	364	22.6	405	19.4
Restructuring costs*	203	12.6	200	9.6
Amortisation and impairment of acquisition intangibles	12	0.7	42	2.0
Non-trading items	(2)	(0.1)	(2)	(0.1)
Contract termination gain	—	—	(31)	(1.5)
Demerger/disposal costs***	122	7.5	40	1.9
IAS 39 adjustment	(46)	(2.8)	(4)	(0.2)
Effect of tax on above items**	(168)	(10.4)	(20)	(0.9)
Underlying – Continuing and Discontinued	485	30.1	630	30.2

*	Restructuring costs are made up of £194 million (2007: £165 million) for continuing operations, £6 million (2007: £35 million) for discontinued operations and £3 million (2007: £nil) relating to the unwind of discounts on provisions recognised within financing costs.

**	Effect of tax on above items includes a £39 million credit (2007: £21 million charge) relating to certain reorganisations carried out in preparation for the demerger of Americas Beverages and a £44 million credit (2007: £nil) relating to the recognition of deferred tax assets arising from the reassessment of capital losses on the classification of Australia Beverages as an asset held for sale.

• Includes £18 million of non-underlying financing fees associated with the demerger.

(b). Diluted EPS – Continuing and Discontinued

Diluted EPS has been calculated based on the reported and underlying earnings amounts above. The diluted reported and underlying earnings are set out below:

		2007
	2008	Re-presented

audited		audited
pence		pence

Diluted reported – Continuing and Discontinued	22.6	19.2
Diluted underlying – Continuing and Discontinued	30.0	29.9

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

		2007
	2008	Re-presented

audited		audited
million		million

Average shares used in basic EPS calculation	1,611	2,087
Dilutive share options outstanding	3	21

Shares used in diluted EPS calculation	1,614	2,108

(c). Continuing Operations EPS

	Earnings	EPS	Earnings	EPS
	2008	2008	2007	2007
			Re-presented
	audited	audited	audited	audited
	£ m	pence	£ m	pence

Reported – Continuing Operations	368	22.8	147	7.0
Restructuring costs*	197	12.2	165	7.9
Amortisation and impairment of acquisition intangibles	4	0.2	18	0.9
Non-trading items	(1)	—	(2)	(0.1)
IAS 39 adjustment	(41)	(2.5)	(5)	(0.2)
Effect of tax on above items**	(126)	(7.8)	(16)	(0.8)
Underlying – Continuing Operations	401	24.9	307	14.7

*	Restructuring costs is made up of £194 million for continuing operations and £3 million relating to the unwind of discounts on provisions recognised within financing costs.

**	Effect of tax on above items includes a £68 million credit (2007: £6 million charge) relating to certain reorganisations carried out in preparation for the demerger of Americas Beverages.

Diluted continuing EPS has been calculated based on the reported and underlying earnings amounts above. The diluted reported and underlying earnings from continuing operations are set out below:

	2008	2007
audited		Audited
pence		Pence

Diluted reported – Continuing	22.8	7.0
Diluted underlying – Continuing	24.8	14.6

9. DISCONTINUED OPERATIONS

On 7 May 2008, the Group completed the demerger of its Americas Beverages business and in December 2008, we announced we had signed a conditional agreement to sell our Australian Beverages business. In accordance with IFRS 5, “Non-current assets held for sale and discontinued operations” these businesses are classified as discontinued and the prior periods have been re-presented on a consistent basis. The re-presentation includes an allocation of the Group’s interest charge relating to the debt funding which was demerged with the Americas Beverages business.

(a)	The results of the discontinued operations, which have been included in the consolidated income statement, are as follows:

								Re-presented
	2008		2008		2008		2007		2007		2007
	Underlying		Non-underlying		Total		Underlying		Non-underlying		Total
	audited		audited		audited		audited		audited		audited

	£ m		£ m		£ m		£ m		£ m		£ m

Revenue	1,389		–		1,389		3,272		–		3,272

— Americas Beverages	951		-		951		2,878		-		2,878
- Australia Beverages	438		—		438		394		—		394

Trading costs	(1,203)		(8)		(1,211)		(2,695)		(23)		(2,718)
Restructuring Costs	–		(6)		(6)		–		(35)		(35)
Contract termination gain	–		–		–		–		31		31
Non-trading items	–		1		1		–		–		–

Profit from operations	186		(13)		173		577		(27)		550
				-						-
- Americas Beverages	157		(11)		146		553		(27)		526
- Australia Beverages	29		(2)		27		24		—		24
				-
Profit before financing and taxation	186		(13)		173		577		(27)		550
Finance costs	(32)		(13)		(45)	*	(92)		(2)		(94)
		-		-		—		-				-
Profit before taxation	154		(26)		128		485		(29)		456
Taxation	(70)		7		(63)		(162)		10		(152)
Demerger and disposal costs	–		(104)		(104)		–		(40)		(40)
Tax on demerger costs	–		35		35		–		(6)		(6)
										-		-
Net (loss)/profit attributable to discontinued operations	84		(88)		(4)		323		(65)		258
				-		-				-

• Includes £18 million of non-underlying financing fees associated with the demerger

(b)	The major classes of assets and liabilities comprising the discontinued beverages operations are as follows:

	2008	2008
	Australia	Americas Beverages
	Beverages	At demerger
	at 31 December 2008	7 May 2008
	£ m	£ m

ASSETS
Non-current assets
Goodwill and acquisition intangibles	19	2,927
Software intangibles	10	54
Property, plant & equipment	116	459
Investment in associates	—	7
Deferred tax assets	—	116
Trade and other receivables	—	49
	145	3,612
Current Assets
Inventories	29	200
Trade and other receivables	93	339
Cash and cash equivalents	—	115
	122	654
TOTAL ASSETS	267	4,266

LIABILITIES
Current liabilities
Trade and other payables	(97)	(345)
Short term borrowings and overdrafts	—	(910)
Short term provisions	—	(10)
	(97)	(1,265)

Non-current liabilities
Trade and other payables	—	(3)
Retirement benefit obligation	—	(37)
Deferred tax liabilities	—	(754)
Long term provisions	—	(26)
Long term borrowings and obligations under finance leases	—	(1,084)
	—	(1,904)
TOTAL LIABILITIES	(97)	(3,169)

NET ASSETS	170	1,097

In addition, property, plant and equipment totalling £3 million were classified as assets held for sale at 31 December 2008.

(c)	During the year, discontinued operations generated £33 million (2007: £424 million) of the Group’s net operating cash flows, paid £240 million (2007: £175 million) in respect of investing activities and generated £133 million (2007: £nil) from financing activities.

10.	ACQUISITIONS

2008
The Group made no acquisitions in 2008.

In 2008, the Group has recorded adjustments to the opening balance sheet of Intergum, a Turkish confectionery company acquired on 31 August 2007 for initial consideration of £192 million. These adjustments are principally a reduction in consideration of £22 million relating to the finalisation of the purchase price and a reduction of £13 million in net assets reflecting the finalisation of property, plant and equipment fair values, which have caused the goodwill on acquisition to decrease by £9 million. In addition, the group has recorded adjustments to the opening balance sheet of Kandia-Excelent which has increased goodwill by £1 million. The group also paid a further £6 million during 2008 relating to additional acquisition costs of businesses acquired in 2007, of which £3 million had been accrued in 2007.

2007
In 2007, the Group acquired confectionery businesses in Romania (Kandia-Excelent), Japan (Sansei Foods) and Turkey (Intergum). On 13 June 2007 the Group acquired 93.3% of Kandia-Excelent, with a further 2.4% subsequently acquired in November 2007, for a total of £60 million. Brand intangible assets of £26 million and provisional goodwill of £14 million were recognised. The initial acquisition of 96% of Sansei occurred on 19 July 2007 with the remaining minority interests being acquired by the 2007 year end, for a total consideration of £61 million. Intangible assets of £18 million and provisional goodwill of £34 million were recognised. On 31 August 2007 the Group acquired 100% of Intergum for £192 million, before assumed debt of £77 million including £32 million of borrowings related to factored receivables. Brand intangible assets of £71 million and provisional goodwill of £177 million were recognised.

In addition, Americas Beverages acquired a bottling company, South-East Atlantic Bottling Corporation, for £27 million in July 2007. Intangible assets of £11 million and provisional goodwill of £4 million have been recognised.

In 2007, adjustments to goodwill related to the finalisation of the purchase price allocation of the acquisitions made in 2006 totalled £28 million. These principally related to the finalisation of a deferred tax balance and a provision relating to historical litigation which was finalised within one year from acquisition.

11. PROPERTY, PLANT AND EQUIPMENT

			Assets in
	Land and	Plant and	course of
	buildings	equipment	construction	Total
	£ m	£ m	£ m	£	m

Cost
At 31 December 2007	732	2,578	283		3,593
Exchange rate adjustments	74	256	45		375
Additions	7	51	417		475
Finalisation of fair value of acquisitions	(7)	(5)	—		(12)
Transfers on completion	93	249	(342)		—
Disposals	(9)	(87)	—		(96)
Demerger of Americas Beverages	(197)	(465)	(90)		(752)
Transfer to assets held for sale	(47)	(187)	(19)		(253)

At 31 December 2008	646	2,390	294		3,330
Accumulated depreciation
At 31 December 2007	(151)	(1,538)	–		(1,689)
Exchange rate adjustments	(22)	(158)	–		(180)
Depreciation for the year	(19)	(175)	–		(194)
Disposals	3	64	–		67
Demerger of Americas Beverages	45	248	–		293
Transfers to assets held for sale	6	128	–		134

At 31 December 2008	(138)	(1,431)	–		(1,569)
Carrying amount
At 31 December 2007	581	1,040	283		1,904

At 31 December 2008	508	959	294		1,761

The value of land not depreciated is £117 million (2007: £183 million).

12.	SHARE CAPITAL AND RESERVES

(a). Share capital of Cadbury plc

During the period from 1 January 2008 to 7 May 2008, 4,939,337 ordinary shares of 12.5p in Cadbury Schweppes plc previous parent company of the Group were allotted and issued upon the exercise of share options, with a nominal value of £0.6 million.
On 11 April shareholders in Cadbury Schweppes plc approved a special resolution allowing the company to issue one deferred share of 12.5p, and a scheme of arrangement whereby with the sanction of the High Court, the capital of the company was reduced from £400,000,000 divided into 3,199,999,999 ordinary shares of 12.5p each and one deferred share of 12.5p to £135,744,028.625 divided into 1,085,952,228 ordinary shares of 12.5p each and one deferred share of 12.5p by cancelling all the issued ordinary shares. The same scheme of arrangement then increased the capital of the company back to £400,000,000 divided into 3,199,999,999 ordinary shares of 12.5p each and one deferred share of 12.5p by authorising and issuing the same number of new ordinary shares of 12.5p each.

On 2 May 2008, a new holding company, Cadbury plc was inserted into the Group over the listed parent company, Cadbury Schweppes plc, and on that date the shares of Cadbury plc were admitted to listing on The London and New York Stock Exchanges (as ADRs in the case of New York), the shares and ADRs of Cadbury Schweppes plc being delisted at the same time.

In return for the cancellation of their holding of Cadbury Schweppes plc shares, shareholders received 64 ordinary 500p shares and 36 beverage 500p shares in Cadbury plc for every 100 ordinary shares previously held in Cadbury Schweppes plc. The beverage shares were then exchanged for shares in Dr Pepper Snapple Group, Inc at a ratio of three for one on 7 May 2008 when the Americas Beverages business was demerged, and the share capital of Cadbury plc reduced from £17,500,050,000 divided into 2,500,000,000 ordinary shares of 500p each, 1,000,000,000 beverage shares of 500p, 49,998 redeemable preference shares of £1 each and 2 deferred shares of £1 each, to £250,000,000 divided into 2,500,000,000 ordinary shares of 10p each.

The issued capital of Cadbury plc on 7 May 2008, after the reduction of capital, was £135,299,057.40 divided into 1,352,990,574 Ordinary shares of 10p each.
During the period from 7 May 2008 to 31 December 2008, 7,781,332 ordinary shares of 10p in Cadbury plc were allotted and issued upon the exercise of share options, with a nominal value of £0.8 million.

(b) Movements on capital and reserves

		Share		Capital			Acquisition
	Share	capital	Share	redemption	Demerger	Translation	revaluation	Retained
	capital	beverages	premium	reserve	Reserve	reserve	reserve	earnings	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2007	264	—	1,225	90	—	(139)	45	2,677	4,162
Currency translation differences (net of tax)	—	—	—	—	—	580	—	—	580
Unwind of acquisition revaluation reserve	—	—	—	—	—	—	(3)	3	—
Credit from share based payment and movement in own shares	—	—	—	—	—	—	—	24	24
Actuarial loss on defined benefit pension schemes (net of tax)	—	—	—	—	—	—	—	(291)	(291)
Shares issued – Cadbury Schweppes plc	1	—	19	—	—	—	—	—	20
Profit for the period attributable to equity holders of the parent	—	—	—	—	—	—	—	364	364
Dividends paid	—	—	—	—	—	—	—	(295)	(295)
Scheme of arrangement	6,765	3,805	—	—	(10,570)	—	—	—	—
Capital reduction	(6,630)	(3,805)	—	—	10,435	—	—	—	—
Elimination of Cadbury Schweppes plc reserves	(265)	—	(1,244)	(90)	1,641	—	(42)	—	—
Demerger of Americas Beverages	—	—	—	—	(1,097)	—	—	—	(1,097)
Transfer of shares in DPSG to other Investments	—	—	—	—	—	—	—	16	16
Shares issued – Cadbury plc	1	—	38	—	—	—	—	—	39

At 31 December 2008	136	—	38	—	409	441	—	2,498	3,522

13. NET DEBT

The Group’s definition of net debt is shown below:

	2008	2007
	audited	audited
	£ m	£ m

Short term investments	247	2
Cash and cash equivalents	251	493
Short term borrowings and overdrafts	(1,189)	(2,562)
Obligations under finance leases	(1)	(21)
Borrowings – non current	(1,194)	(1,120)
Obligations under finance leases – non current	(1)	(11)

Net debt	(1,887)	(3,219)

14. RECONCILIATION OF CASH FLOW FROM OPERATING ACTIVITIES

			2007
		2008	Re-presented

audited			audited
	£	m	£ m

Profit from operations – Continuing operations		388	278
Profit from operations – Discontinued operations		173	550

		561	828
Adjustments for:
Depreciation, amortisation and impairment		244	290
Restructuring		71	82
Non-trading items		(2)	(2)
Post retirement benefits		(3)	5
Additional funding of past service pensions deficit		(30)	(48)
Share compensation taken to reserves		31	29
IAS 39 Adjustments		53	14
Other non cash items		3	14

Operating cash flows before movements in working capital		928	1,212

Increase in inventories		(32)	(61)
(Increase)/decrease in receivables		(40)	77
Increase in payables		2	3

Net movement in working capital		(70)	19

Cash generated by operations		858	1,231
Interest paid		(165)	(193)
Interest received		26	21
Demerger financing costs		(53)	—
Income taxes paid – excluding disposals		(153)	(235)
Income taxes paid – disposals		(44)	(12)

Net cash inflow from operating activities		469	812

15. RECONCILIATION OF FREE CASH FLOW

Free cash flow is defined as the amount of cash generated by the business after meeting all its obligations for interest, tax and minority dividends and after all capital investment excluding share sales or purchases by the Employee Trust. In 2008, financing costs paid relating to debt demerged were also excluded from free cash flow.

	2008	2007
	audited	audited
	£ m	£ m

Net cash inflow from operating activities	469	812
Add back:
Additional funding of past service pensions deficit	30	48
Demerger financing costs	53	—
Income taxes paid on disposals	44	12
Less:
Net capital expenditure	(482)	(352)
Net associate and minority dividends received	10	7
Free cash flow	124	527

16. POST BALANCE SHEET EVENTS

On 23 January 2009, the Group obtained committed credit facilities totalling £300 million. This facility expires at the earlier of the disposal of Australia Beverages or 28 February 2010.